October 21, 2011

VIA EDGAR AND HAND DELIVERY

Mara L. Ransom

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Restoration Hardware Holdings, Inc.
Registration Statement on Form S-1
Filed September 9, 2011
File No. 333-176767

Dear Ms. Ransom:

On behalf of Restoration Hardware Holdings, Inc. (the “Company”), this letter responds to your letter, dated October 7, 2011 (the “Comment Letter”), regarding the above-referenced Registration Statement on Form S-1 (the “Registration Statement”), filed on September 9, 2011. Each of your comments is set forth below, followed by the corresponding response. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter. Each response of the Company is set forth in ordinary type beneath the corresponding comment of the Staff of the Division of Corporation Finance (the “Staff”) from the Comment Letter appearing in bold type. The page references in our responses are to the revised prospectus included in Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which is being filed today by electronic submission. References herein to “we” and “our” refer to Restoration Hardware Holdings, Inc. and its consolidated subsidiaries unless otherwise noted.

Ms. Mara L. Ransom

Securities and Exchange Commission

October 21, 2011

General

1.	Please revise throughout the prospectus to include all information that may not properly be excluded under Rule 430A. Please provide all information required with respect to the offering price range, underwriting discounts and the number of shares. Please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses. We may have further comments once items that are currently blank, such as portions of your capitalization and dilution tables, are completed.

Answer: We acknowledge the Staff’s comment and inform the Staff that the prospectus will be revised in a subsequent amendment to reflect such information following its final determination. This subsequent amendment will be filed in sufficient time to permit the Staff to review the disclosures before the distribution of any preliminary prospectuses.

2.	All exhibits are subject to our review. Accordingly, please file or submit all of your exhibits with your next amendment, or as soon as possible. Please note that we may have comments on the legal opinion and other exhibits once they are filed. Understand that we will need adequate time to review these materials before accelerating effectiveness.

Answer: We acknowledge that all exhibits are subject to the Staff’s review. Any required exhibits will be filed with subsequent amendments. We understand that the Staff will need adequate time to review these materials.

3.	Prior to the effectiveness of the registration statement, please arrange to have FINRA call us or provide us with a letter indicating that FINRA has completed its review, including its review regarding the underwriting compensation terms and arrangements of this offering, and has no objections.

Answer: We acknowledge the Staff’s comment, and prior to the effectiveness of the registration statement we undertake to arrange to have FINRA call the Staff or provide the Staff with a letter that FINRA has cleared the filing.

4.	Prior to the effectiveness of the registration statement, please have a representative of the exchange on which you will be listed contact us to confirm that your common stock has been approved for listing.

Answer: We acknowledge the Staff’s comment, and prior to the effectiveness of the registration statement we undertake to arrange to have a representative of the exchange on which we will be listed call the Staff to confirm that our common stock has been approved for listing.

Ms. Mara L. Ransom

Securities and Exchange Commission

October 21, 2011

5.	Please provide us with any gatefold information such as pictures, graphics, or artwork that will be used in the prospectus.

Answer: We acknowledge the Staff’s comment and we will provide copies of all pictures, graphics or artwork to the Staff prior to printing and distribution of the preliminary prospectus. We acknowledge that the Staff needs sufficient time to review our complete disclosure and for us to respond to any comments that may result from the Staff’s review prior to the distribution of the preliminary prospectus.

Prospectus Cover Page

6.	We note that you have listed your joint book-running managers on the cover page. Please revise to identify only the lead or managing underwriters. Refer to Item 501(b)(8)(i) of Regulation S-K. You may present other roles on the back cover page.

Answer: We acknowledge the Staff’s comment and we advise the Staff that the underwriters listed or to be listed on the cover page were selected by the Company to be managing underwriters and will all share in the underwriters’ discount. We have also deleted the phrase “Joint Book-Running Managers” on the cover page.

Prospectus Summary, page 1

7.	Please revise the first paragraph under this heading to clarify that the prospectus summary highlights only the most significant or key aspects of the offering, as opposed to “some” information. Refer to the Instruction to Item 503(a) of Regulation S-K.

Answer: We have revised the disclosure on page 1 of Amendment No. 1 in response to the Staff’s comment.

8.	Please revise your prospectus to minimize or eliminate duplicative disclosures. In this regard, we note that the disclosures in the “Our Competitive Strengths” and “Our Growth Strategy” sections of your prospectus summary are substantially similar to disclosures made in the “Management’s Discussion & Analysis” and “Business” sections of your prospectus. Your summary should be a brief overview of the key aspects of the offering and should avoid disclosure repeated in different sections that does not enhance the quality of the information. Refer to Item 503(a) of Regulation S-K and Note 4 to Rule 421(b) under the Securities Act.

Answer: We have revised the disclosure on pages 1 through 4 of Amendment No. 1in response to the Staff’s comment.

9.

We note your references in this section and throughout your prospectus to your status and reputation as a “design authority,” a “curator of the finest historical design,” “dominant assortments” and your “unmatched combination of design,

Ms. Mara L. Ransom

Securities and Exchange Commission

October 21, 2011

quality and value.” Your use of terms such as “authority,” “finest,” “dominant” and “unmatched,” even if stated as your belief, are not likely to be substantiated given that they are tied to subjective areas of your business. Please consider using different terms or tell us why doing so would be inappropriate.

Answer: We have revised various phrases throughout the prospectus in response to this comment, including references to “unmatched” and “finest.”

In addition, we note the prospectus states that the Company has positioned itself as a lifestyle brand and “design authority” in the marketplace which is intended to set forth the Company’s objectives regarding the Restoration Hardware brand and to clarify to investors the importance of design in the Company’s business. The Company is positioning itself as a “design authority” and in this regard, as disclosed in the prospectus, is dedicated to offering products that push established boundaries. The Company’s merchandising strategy is to showcase a diverse collection of highly distinctive product offerings for the home. Two examples from the Company’s recent product assortment created in collaboration with British designer Timothy Oulton are the Aviator Wing Desk and the Devon Spitfire Chair which use sheet metal and rivet fabrication that resemble an aluminum exterior of an airplane (a more complete view of the Company’s merchandise assortment can be found in the Company’s catalog and on its web site at www.restorationhardware.com). The Company believes that uncommon pieces such as these reinforce its reputation as a “design authority” in the home furnishing marketplace. Various trade publications have recognized the Company’s distinctive artisanal product offerings such as Elle Décor (“[t]he company’s products have evolved from Craftsman reproductions to hip Belgian and industrial-inspired home furnishings”) and Los Angeles Confidential (“the company has evolved into an innovative, globally influenced leader in the home furnishings category”). We are supplementally providing the Staff with several of these relevant third-party publications that recognize the Company’s unique product offerings and design leadership position and with excerpts from a Company catalog, including presentations of the Aviator Wing Desk and the Devon Spitfire Chair.

We have modified the references in the prospectus to clarify that the Company’s strategy is to offer “dominant merchandise assortments,” which is terminology used in the retail industry to convey the breadth and scale of product offerings. The Company seeks to offer comprehensive product choices within its merchandise categories. As an example, the Company features a range of high end window treatments which include 17 different fabric choices, each of which comes in a variety of sizes and color choices spanning up to 14 different color options for some fabrics.

Ms. Mara L. Ransom

Securities and Exchange Commission

October 21, 2011

Our Company, page 1

10.	Please disclose whether the following statements are based upon management’s belief, industry data, reports/articles or any other source. If the statement is based upon management’s belief, please indicate that this is the case and include an explanation for the basis of such belief. Alternatively, if the information is based upon reports or articles please disclose the source of the information in your filing and provide copies of these documents to us, appropriately marked to highlight the sections relied upon and cross-referenced to your prospectus.

•	“We participate in the highly fragmented, $143 billion U.S. home furnishings market . . . .” (page 3)

•

“There are seven major categories in the housewares and home furnishings market, including: indoor furniture, textiles, dishes and flatware, bath, lighting, outdoor furniture, and carpets and floor coverings. Indoor furniture represented the largest percentage of the market in 2010 at 43%, or $62 billion in total sales, and textiles represented the second largest segment.” (page 82)

Please also identify the third-party research firms to which you refer beginning at the bottom of page 4 and tell us supplementally whether you are affiliated with any such firm.

Answer: We have revised the disclosure on pages 4 and 86 of Amendment No. 1 in response to this comment to indicate that these statements are our beliefs based on our research. In our research we have reviewed data from a number of unaffiliated sources, including Euromonitor, Kantar Research and Furniture Today.

11.	You state here and elsewhere in your prospectus that you “distributed approximately 46.5 million catalogs and your websites logged over 12.1 million unique visits.” Elaborate upon these statements to quantify how many purchases were made via such sources in fiscal 2010 or tell us why these statistics are relevant to readers without such additional information.

Answer: We acknowledge the Staff’s comment and advise the Staff that the three key statistics to demonstrate the reach of a tri-channel business like ours are (i) number of stores, (ii) number of catalogs and (iii) unique website visits. We believe that these are statistics that investors in retail businesses expect to see to evaluate the breadth and reach of a retail business.

We operate a multi-channel retail strategy in which each particular channel—stores, catalogs and e-commerce—supports sales in other channels. Our multiple channels complement each other in a way that we believe increases sales, although it is impracticable to attribute the genesis of a particular sale to any particular initiative. Accordingly, we believe statistics as to our overall reach with all of our channels are relevant to investors without further information.

Ms. Mara L. Ransom

Securities and Exchange Commission

October 21, 2011

12.	Please balance your disclosure in this section with the risks you disclose in the risk factors. For example, you discuss your net revenue growth and increases in EBITDA without discussing your net losses in each of the last three fiscal years. Please revise. Please also balance the description of your competitive strengths and growth strategies with equally prominent disclosure of the challenges you face and the risks and limitations that could harm your business or inhibit your strategic plan. This comment also applies to your disclosure on pages 47-48 and 77-80.

Answer: We have revised the disclosure on pages 1, 48 and 81 of Amendment No. 1 by adding disclosure regarding the Company’s net losses in response to the Staff’s comment. We have also revised the disclosure on pages 4 and 5 of Amendment No. 1 to provide more prominent and complete disclosures regarding risks in the summary risk factors in response to the Staff’s comment.

Our Growth Strategy, page 3

Grow our Direct-to-Consumer Business, page 3

13.	Please revise the first sentence to state, if true, that you plan to grow your direct business rather than you will grow your direct business, as there is no guarantee that you will be able to do so.

Answer: We have revised the disclosure on pages 3 and 84 of Amendment No. 1 in response to the Staff’s comment.

Our Market, page 4

14.	We note your statement that “many home furnishings retailers were forced to close stores, dramatically scale back operations or lower prices” in 2007. Please balance this disclosure to acknowledge that you were also impacted by the weakening housing market, as you indicate on page 17. In doing so, clarify why you are uniquely positioned to gain market share considering this “disruption” should prove to be an opportunity available to all home furnishing retailers.

Answer: We have revised the disclosure on pages 4 and 86 of Amendment No. 1 in response to the Staff’s comment.

15.	We note your disclosure in the first paragraph on page 5 that you target “high income” households and that “[a]ccording to third-party research, the higher income consumer group . . . comprises 50% of the total housewares and home furnishings market sales.” Please clarify your references to “high income” and “higher income” households, with a view toward explaining to investors the consumers that you target.

Answer: We have revised the disclosure on pages 4 and 86 of Amendment No. 1 in response to the Staff’s comment.

Ms. Mara L. Ransom

Securities and Exchange Commission

October 21, 2011

Principal Equity Holders, page 5

16.	Please also disclose the fact that your principal equity holders may acquire or hold interests in businesses that compete directly with you, or may pursue acquisition opportunities which are complimentary to your business, making such an acquisition unavailable to you, as you state in the last risk factor on page 32.

Answer: We have revised the disclosure on page 6 of Amendment No. 1 in response to the Staff’s comment.

17.	Please briefly describe how the Principal Equity Holders acquired their shares of common stock. Also disclose in tabular format in this subsection or under a separate heading in “Summary” any payments, compensation or the value of any equity that each of your Principal Equity Holders, directors or executive officers received or will receive in connection with the offering, including from:

•	dividends on your common stock;

•	equity awards granted or vested in connection with the offering; and

•	any proceeds of this offering, as you indicate on page 37.

Answer: We revised the disclosure on page 7 of Amendment No. 1 in response to the Staff’s comment, including adding a new subsection captioned “Payments to Principal Equity Holders in Connection with the Offering.” We advise the Staff that we will further revise the new subsection in a subsequent amendment to the extent necessary once we have determined the identity of the selling stockholders and the amount of shares to be sold by such selling stockholders.

Summary Historical Consolidated Financial and Operating Data, page 10

18.	We note you are providing a supplemental performance analysis for the unaudited rolling twelve month periods ended July 30, 2010 and July 30, 2011. Please address the following:

•	Please expand your disclosure to explain why you have included the supplemental financial information and why the supplemental presentation is useful to investors;

•

Please revise page 1 and throughout your filing to give prominence to your results based on your historical financial statements. Your supplemental comparable analysis should be in addition to any analysis based on your historical audited financial statements.

Note this comment also applies to your Management’s Discussion and Analysis of Financial Condition and Results of Operations disclosure beginning on page 47 and elsewhere in your filing.

Answer: We have revised the disclosure on pages 1, 11, 42, 48 and 81 of Amendment No. 1 in response to the Staff’s comment.

Ms. Mara L. Ransom

Securities and Exchange Commission

October 21, 2011

Risk Factors, page 14

19.	Item 503(c) states that issuers should not “present risk factors that could apply to any issuer or to any offering.” Please either eliminate such generic risks or revise them to state specific material risks to your company or to the purchasers in this offering. For example, we note that the following risk factors appear to contain generic disclosures:

•	“Our operations are subject to risks of natural disasters . . . .” (page 27);

•	“An active public market for our common stock may not develop . . . .” (page 29);

•	“Our stock price may be volatile or may decline . . . .” (page 29);

•	“If securities or industry analysts do not publish research . . . .” (page 31); and

•	“We will incur increased costs as a result of becoming a public company . . . .” (page 33)

Answer: We have revised the risk factors on pages 28, 29 and 30 in response to the Staff’s comment. We have also removed the risk factors referred to in the second and fourth bullets above in response to the Staff’s comment. We believe the risk discussed under the caption “We will incur increased costs as a result of becoming a public company . . . .” is important to disclose to investors so that investors understand that past performance may not be indicative of future performance because of these additional costs. As a result, we have included this risk factor in Amendment No.1 without any revisions.

Risks Related to Our Business, page 14

Growth in our business may not be sustained, page 14

20.	Please remove the figures pertaining to your net revenue growth and comparable store sales increases as they mitigate the point of the risk factor, or tell us why you are not required to do so.

Answer: We have revised the disclosure on page 15 of Amendment No. 1 in response to the Staff’s comment.

Our operations have significant liquidity and capital requirements, page 18

Ms. Mara L. Ransom

Securities and Exchange Commission

October 21, 2011

21.	You indicate in your risk factor that you are dependent upon cash flows from operating activities and borrowings under the Restoration Hardware, Inc. line of credit. To provide additional context for this risk factor, please revise to state the amount outstanding and the amount currently available to you under the line of credit.

Answer: We have revised the disclosure on page 19 of Amendment No. 1 in response to the Staff’s comment.

22.	We note your statement in this risk factor that you spent approximately $8 million in capital expenditures for the first six months of 2011. However, the unaudited statement of cash flows on page F-40 lists capital expenditures of $12.1 million. Please revise or advise.

Answer: We have revised the disclosure on page 19 of Amendment No. 1 in response to the Staff’s comment. We advise the Staff, and we have clarified on page 19 of Amendment No.1, that we spent $12 million on capital expenditures in the first six months of 2011, of which $8 million was in connection with new stores and remodeling.

Fluctuations in our tax obligations and effective tax rate, page 28

23.	We note your disclosure that transactions you have completed in the past and this offering may limit your ability to utilize your net operating loss carry-forwards. Please revise this risk factor to briefly describe the possible impact of any such limitation, including quantifiable information, if possible.

Answer: The Company reviews its net operating loss carryforwards on a regular basis. To the extent the Company obtains additional specific, quantifiable information regarding any potential limitation on its ability to utilize net operating loss carry-forwards, the Company will revise this risk factor in a subsequent amendment to reflect such information.

Forward-Looking Statements and Market Data, page 35

24.	Many of the statements in your submission relate to present facts or conditions, rather than to historical facts or future events. In light of this, the second sentence of this section beginning “[a]ll statements other than statements of historical fact...” appears to be overly broad. Please narrow your statement accordingly or remove it.

Answer: We have revised the disclosure on page 35 of Amendment No. 1 in response to the Staff’s comment.

25.	We note that your disclosure in this section recites each of your previously stated risk factors. Considering that this disclosure is duplicative to your risk factor disclosure, please remove it or provide us with your analysis as to how it enhances the quality of the information provided. Refer to Note 4 to Rule 421(b) under the Securities Act.

Answer: We have revised the disclosure on page 35 of Amendment No. 1 in response to the Staff’s comment.

Ms. Mara L. Ransom

Securities and Exchange Commission

October 21, 2011

Use of Proceeds, page 37

26.	We note that your anticipated uses of proceeds are “to repay all or a portion of the outstanding amounts under the Restoration Hardware, Inc. revolving line of credit, for general corporate purposes, including working capital and capital expenditures, and to pay fees and expenses incurred in connection with this offering . . . .” Please revise your disclosure to state the approximate amount of proceeds to be used for each stated purpose. In this regard, we note that the amount of proceeds that you will use to repay amounts outstanding under the Restoration Hardware, Inc. line of credit and the amount you will use for general corporate purposes is unclear. Refer to Item 504 of Regulation S-K. Please also disclose the amount and expected use of proceeds in the event the underwriters exercise their over-allotment option.

Answer: We have revised the disclosure on page 37 of Amendment No. 1 in response to the Staff’s comment. As noted in the prospectus, the Company will not receive any proceeds in the event the underwriters exercise their over-allotment option.

27.	Please also disclose the maturity date of your line of credit. Refer to Instruction 4 to Item 504 of Regulation S-K.

Answer: We have revised the disclosure on page 37 of Amendment No. 1 in response to the Staff’s comment.

Capitalization, page 38

28.	We note that you include cash and cash equivalents as part of your capitalization total. Please revise to remove cash and cash equivalents from this total.

Answer: We acknowledge the Staff’s comment and inform the Staff that we have confirmed that the sum of the line item for “total capitalization” does not include the amount of cash and cash equivalents. We also inform the Staff we have double underscored the “cash and cash equivalents” line item on page 38 to reflect that it is an amount not to be summed.

29.	Please revise to present the Reorganization separately from the sale of your common stock and repayment of your revolving line of credit to enable an investor to see the individual effects on your capitalization.

Ms. Mara L. Ransom

Securities and Exchange Commission

October 21, 2011

Answer: In connection with the Reorganization, Restoration Hardware Holdings, Inc. will acquire all of the outstanding shares of Restoration Hardware, Inc. prior to the effectiveness of the offering. In addition, outstanding units under the 2008 Home Holdings equity compensation plan will be converted in connection with the offering into our common stock, and the vesting status of the Home Holdings units will carry over to our common stock, with unvested shares constituting restricted stock. We respectfully note that the Reorganization, and the transactions contemplated therein, disclosed separately do not result in material changes from our “Actual” capitalization other than as a result of a change to our number of outstanding shares. We therefore do not believe it is useful or material to investors to present the Reorganization in a separate column from the sale of common stock and repayment of our revolving line of credit.

30.	Refer to footnote (2) on page 39. Please disclose the nature of the additional cash payments to former employees that are due as a result of the initial public offering and separately disclose the amounts of such payments.

Answer: We have revised the disclosure on page 39 of Amendment No. 1 in response to the Staff’s comment.

31.	Please disclose the amount of unrecognized compensation expense for the unvested restricted shares of your common stock that will be issued under the Replacement Plan.

Answer: We acknowledge the Staff’s comment and inform the Staff that the Company will complete the information in footnote 2 on page 39 in a subsequent amendment to reflect such information following its final determination.

Selected Historical Consolidated Financial and Operating Data, page 42

32.	Refer to footnote (g) on page 45 where you state, “represents non-cash impact of amortizing the net fair value adjustment to inventory recorded at the Acquisition over the period of inventory turn.” We also read your disclosure on page 50 that the allocation of the purchase price had the effect of reducing the carrying value of inventory by $47.9 million. In this regard, we note you amortized this fair value adjustment as a benefit to cost of sales in the successor periods ended January 31, 2009, and January 30, 2010. Please explain to us and disclose what necessitated this significant downward fair value adjustment. Further, explain to us why a lower of cost or market adjustment was not required in the predecessor period.

Answer: We have revised the disclosure on pages 45 and 51 of Amendment No. 1 in response to the Staff’s comment.

We respectfully advise the Staff that the Company was acquired at a point in time in 2008 when our business was adversely affected by negative economic conditions in the United States and Canada, as well as conditions specifically impacting our business, including a dramatic downturn in the U.S. housing market, increasing unemployment and a difficult retail environment. These and other adverse macroeconomic factors contributed to sustained operating losses and the carrying value of inventory not allowing for sales at a positive operating profit. Further, the Company had a history of significant operating losses and negative cash flows from operations. At that time, it was the expectation of the acquirers that significant changes to the business operations would be required to achieve profitability, including changes to our product mix and assortment, upgrades to our supply chain for product sourcing and distribution and an improved approach to the retail market with a focus on a multi-channel approach.

The Company determined the fair value of the acquired inventory as of the acquisition date in accordance with FAS 141 and ASC 820, concluding that an adjustment to inventory was required. Such determination of fair value in the acquisition included consideration of the following:

•

Market participant perspective: The fair value of an acquired asset is determined based on the presumptive intentions of actual or hypothetical market participants, which may differ from the seller’s historical plans and intentions. In the case of the Company’s acquisition, the investment hypothesis and the relevant market participants’ perspective was oriented towards the trade name, customer base and existing selling channels and was not focused on the historical product assortment and inventory. The valuation effort assumed a material change in product assortment and a corresponding disposal of the existing inventory at noticeably discounted pricing levels.

Ms. Mara L. Ransom

Securities and Exchange Commission

October 21, 2011

•

Inclusion of a reasonable profit margin: In accordance with FAS 141, par. 37.c(1), the Company considered a reasonable profit margin on the costs to be incurred by a market participant in disposing of the acquired inventory.

•

Costs of disposal: A market participant is entitled to a reasonable profit margin on its entire operations involved in the distribution and sale of its inventory. In case of the Company’s operations, any market participant had to invest significant efforts over some time to achieve a positive operating margin. Hence, the fair value determination of acquired inventory identified and considered all the required period expenses related to the business of the Company in disposing such inventory. Indirect expenses, such as certain general and administrative expenses and corporate office’s expenses, were included to the extent they were necessary to execute a sale of the inventory in an orderly fashion (e.g., inventory planning, marketing and management).

In addition, we advise the Staff that the Company performed a rigorous assessment of its inventory and any inherent lower of cost or market (“LCM”) adjustments for the predecessor period, and we respectfully advise that the determination of net realizable value under an LCM assessment differs from fair value in an acquisition as follows:

•

The forecasted cash flows consider company-specific plans for disposal, historical and expected sales prices and specifically identifiable costs of disposal. Such forecasts and expectations are not based upon market participant’s assumptions, but rather reflect the best estimate of management with adequate evidentiary support.

•

ASC 330-10-35-7 specifically prohibits a write down of inventory to offset losses inherent in future operations, in contrast to inclusion of a reasonable profit margin in the determination of fair value, as discussed above.

•

Only identifiable, directly related warehousing and selling costs expected to be incurred in disposing of the inventory are to be considered in the LCM assessment. In contrast, other period expenses of a market participant referenced above are taken into consideration in determination of the fair value of acquired inventory.

Such analysis resulted in a net realizable value of certain of our inventory as of June 16, 2008 below original costs, resulting in an additional LCM write-down of approximately $1.0 million in the period then ended. The Company also reviewed its results in subsequent periods to validate its judgment in pre-acquisition periods. As discussed on page 53 of Amendment No. 1, the Company has continued to achieve positive gross margins in all subsequent periods presented.

Ms. Mara L. Ransom

Securities and Exchange Commission

October 21, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 47

Overview, page 47

33.	Please revise to provide additional overview information that you use to determine trends and evaluate operating results that would help investors better assess your current and future prospects. Quantitative disclosure of the effects of known trends and uncertainties, including any impact on your liquidity and capital resources, should be provided if reasonably available. For example, we note your risk factor on page 17 discussing the general economic uncertainty over the last several quarters which has led to decreased discretionary spending. Please also disclose how you evaluate general macroeconomic trends, such as consumer confidence, when assessing demand for your products.

Answer: We have revised the disclosure on pages 47 through 50 of Amendment No. 1 in response to the Staff’s comment, including adding a new section captioned “Factors Affecting Our Operating Results.”

34.	Please include a discussion of known trends, demands, commitments, events, or uncertainties that will have or are reasonably likely to have a material impact on your financial condition, operating performance, revenues or income, or result in your liquidity decreasing or increasing in any material way. For example, please discuss any material trends or uncertainties regarding your transition to your “Design Gallery” store format, your expansion into additional product categories and any potential geographic, including international, expansion. Refer to Item 303 of Regulation S-K and the Commission’s Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, SEC Release No. 33-8350.

Answer: We have revised the disclosure on pages 47 through 50 of Amendment No. 1 in response to the Staff’s comment, including adding a new section captioned “Factors Affecting Our Operating Results.”

Basis of Presentation and Results of Operations, page 51

35.	Please expand your disclosure to clarify, if true, that Home Holdings succeeded to substantially all of the business of Restoration Hardware, Inc. and Home Holdings’ own operations prior to the succession was insignificant relative to the acquired operations. Please refer to Rule 405 of Regulation C.

Answer: We have revised the disclosure on page 52 of Amendment No. 1 in response to the Staff’s comment.

Ms. Mara L. Ransom

Securities and Exchange Commission

October 21, 2011

36.	Please expand your table to include disclosure of growth in net revenues for outlets for each period presented as applicable.

Answer: We respectfully note that the change in net revenues for outlets is included in the chart on page 53 of Amendment No. 1 as part of net revenues for stores. Net revenues from outlet stores were less than 5% of consolidated net revenues in the year ended January 29, 2011, hence we do not believe that separately disclosing the change in net revenues for our outlet stores as a separate component of net revenues would be material to an understanding of our business.

37.	Revise your disclosure to provide a chart which shows the number of new stores opened, maintained and closed for each fiscal period presented here and elsewhere within this section.

Answer: We have expanded the chart on page 53 of Amendment No. 1 in response to the Staff’s comment.

38.	Please also disclose the net income or loss from operations for each of the periods included in this section, including the change in net income or loss and the reasons driving any material changes in net income or loss. Please also disclose the percentage increase or decrease in net income or loss for each period of comparison.

Answer: We have revised the disclosures on pages 59, 61, 62, 64 and 66 of Amendment No. 1 to include the net income or loss from operations for each of the periods included in this section. In addition, we have revised the disclosure to include the change in net income or loss as well as the percentage increase or decrease and the reasons driving any material changes.

Unaudited Pro Forma Condensed Consolidated Financial Information, page 54

39.	Refer to your fiscal 2008 pro forma table on page 55 and your supplemental discussion of your results for Fiscal 2009 Compared to Pro Forma 2008 beginning on page 60. Revise your disclosure to indicate the pro forma information was prepared in accordance with Article 11 of Regulation S-X.

Answer: We have revised the disclosure on page 56 of Amendment No. 1 to indicate that the pro forma information was prepared in accordance with Article 11 of Regulation S-X.

40.	Please disclose your basis for not giving effect to your purchase accounting adjustments for inventory and customer relationships as disclosed in footnote (a) and (d) as if the Acquisition had occurred on February 3, 2008 or revise accordingly.

Ms. Mara L. Ransom

Securities and Exchange Commission

October 21, 2011

Answer: We have revised the disclosure on pages 56 and 57 of Amendment No. 1 to disclose that the purchase accounting adjustments for inventory and customer relationships have not been given pro forma treatment due to their non-recurring nature.

First Six Months of Fiscal 2011 Compared to First Six Months of Fiscal 2010, page 56

Net Revenues, page 57

41.	Please expand your disclosure of net revenues to further explain the circumstances surrounding increases or decreases in your net sales. For example, for the first six months of fiscal 2011 compared to the first six months of fiscal 2010, please quantify to the extent practicable the increases in your net sales that were attributable to the expansion of existing product categories, the addition of new products, increased catalog page circulation and your new Design Gallery format. Please also quantify the impact on your increase in direct sales into increases (or decreases) attributable to catalog sales and website sales. Alternatively, tell us why a revision to your disclosure would not facilitate an understanding of your business.

Answer: We acknowledge the Staff’s comment and advise the Staff that we are not able to provide the requested quantification and do not believe such a revision would facilitate an understanding of our business. Where possible and where useful to investors, we have tried to connect items in our business to our results, but it is difficult to pinpoint the specific impact of individual items in our business, including the results of product category expansion and the addition of new products. We operate a multi-channel retail strategy in which each particular channel—stores, catalogs and e-commerce—supports sales in other channels. For example, a customer might view certain of our products in our catalogs or on our websites, then visit one of our stores to see the products in person and make a purchase there. Alternatively, a customer might view an arrangement of our products in one of our stores, then purchase that arrangement through one of our websites. In this way, our multiple channels complement each other in a way that we believe increases sales, although it is impracticable to quantify how much of the increase is attributable to any particular initiative.

Gross profit, page 57

42.	Please revise to clarify the impact of freight costs associated with delivering merchandise to your customers on your gross profit. In this regard, we note shipping and handling fees are recognized as revenue when delivered to your customers and the costs of shipping and handling are included in cost of goods sold. If you are referring to inbound freight costs, please revise to clarify this fact.

Answer: We have revised the disclosure on page 58, 60 and 65 of Amendment No. 1 in response to the Staff’s comment. We respectfully note that the discussion regarding gross profit refers to freight costs incurred in connection with shipping of product to customers that is included in cost of goods sold, and does not refer to inbound freight costs.

Ms. Mara L. Ransom

Securities and Exchange Commission

October 21, 2011

Fiscal 2010 Compared to Fiscal 2009, page 58

Gross profit, page 59

43.	Please expand your disclosure to discuss the contribution to your gross profit derived from the decrease in your provision for sales returns relative to revenues in fiscal 2010.

Answer: We have revised the disclosure on page 60 of Amendment No. 1 in response to the Staff’s comment.

Fiscal 2009 Compared to Pro Forma 2008, page 60

44.	We note your Fiscal 2009 Compared to Pro Forma 2008 operating results discussion was derived from the unaudited pro forma financial information included in the filing. Please note we do not object to such a presentation if it is supplementary to a discussion based on the actual results derived from the financial statements included in your filing. Further, the supplemental pro forma presentation and discussion should be in addition to the historical discussion with no greater prominence. Please revise.

Answer: We have reordered the disclosures on pages 61 through 66 of Amendment No. 1 in order to give prominence to the actual results included in the filing.

Fiscal 2009 Compared to the 2008 Successor Period, page 62

45.	Please revise to include a discussion of your historical results of operations for the predecessor stub period February 3, 2008 through June 16, 2008. Please refer to Instruction 1 to Item 303(a) of Regulation S-K. We realize discussion of the stub period per se would not allow for comparisons to be made between annual periods therefore we do not object to your supplemental analysis and pro forma presentation for the year in which the acquisition took place. Your discussion of the stub period should focus on the key metrics of the period such as margin or expenses as a percentage of revenues. To the extent the stub period is subject to a seasonality factor, you should address that in your discussion. In addition, please include the predecessor period in your Cash Flow Analysis discussion beginning on page 65.

Answer: We have included disclosures on pages 63 and 64 of Amendment No. 1 regarding the comparison of Fiscal 2009 to the historical results of operations for the 2008 Predecessor period. In addition, we have added disclosure on pages 69 and 70 of Amendment No. 1 providing cash flow analysis for the 2008 Predecessor period.

Ms. Mara L. Ransom

Securities and Exchange Commission

October 21, 2011

Liquidity and Capital Resources, page 64

46.	We note your indication that funds generated from operations and the availability of borrowings under your line of credit or other financing arrangements will be sufficient to meet your working capital needs, anticipated capital expenditures and payments due under your revolving line of credit for the next 12 – 24 months. Please disclose your material commitments for capital expenditures as of the end of the latest fiscal period, the purpose of such commitments and the anticipated sources of funds necessary to fulfill such commitments. Please also discuss the nature of and amounts needed for future capital expenditure requirements. Please discuss any amounts you have budgeted for purposes of expanding into new product categories or geographic areas and expanding into your new Design Gallery format, as your plans disclosed elsewhere indicate, and the source(s) of liquidity you intend to use to finance such expansions.

Answer: We have revised the disclosure on page 68 of Amendment No. 1 in response to the Staff’s comment. We supplementally inform the Staff that the prospectus will be revised in a subsequent amendment to reflect such information following its final determination. This subsequent amendment will be filed in sufficient time to permit the Staff to review the disclosures before the distribution of any preliminary prospectuses.

Cash Flow Analysis, page 65

47.	Please disclose the underlying reasons for changes in operating, investing and financing cash flows, including changes in identified working capital components. Refer to Item 303 of Regulation S-K and the Commission’s Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, SEC Release No. 33-8350.

Answer: We have revised the disclosure on pages 68 through 70 of Amendment No. 1 to include underlying reasons for changes in operating, investing and financing cash flows.

Contractual Obligations, page 68

48.	We note that the table provided in this section reflects $112.1 million due under your revolving letter of credit in 2012-2013. However, in the first paragraph under “Revolving Line of Credit” on page 67 you disclose that the maturity date on your line of credit is 2016. Please revise or advise.

Answer: We acknowledge the Staff’s comment and advise the Staff that the $112.1 million due under the revolving letter of credit in 2012-2013 discussed in the “Contractual Obligations” table on page 71 of Amendment No. 1 relates to the revolving line of credit in place as of January 29, 2011, whereas the maturity information for the revolving line of credit disclosed on page 70 of Amendment No. 1 relates to the line of credit we entered into in August 2011. We have revised the disclosure on page 71 to clarify the foregoing.

Ms. Mara L. Ransom

Securities and Exchange Commission

October 21, 2011

Critical Accounting Policies and Estimates, page 68

Revenue Recognition, page 69

49.	Please explain to us and disclose any significant variances observed with regard to your actual versus estimated shipping times for the fiscal year ended January 29, 2011, and for the six months ended July 30, 2011. In this regard, please summarize for us the results of your analysis including adjustments to revenue and deferred revenue, and explain to us the reasons for any material variances observed.

Answer: We have revised the disclosure on page 72 of Amendment No. 1 in response to the Staff’s comment. We supplementally advise the Staff that our actual shipping times do not materially differ from our estimated shipping times. We perform detailed studies to compare actual shipping times to the commitments made by our common carrier on an annual basis, and review the assumptions and actual experiences each quarter to ensure that our estimates remain appropriate.

50.	Please expand your disclosure here and elsewhere such as with regards to your discussion of the reserve for merchandise returns to discuss how accurate your estimates and assumptions have been in the past and whether they are likely to change in the future. Refer to the Commission’s Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, SEC Release No. 33-8350.

Answer: We have revised the disclosure on pages 72 and 73 of Amendment No. 1 in response to the Staff’s comment.

51.	Please explain to us and disclose your policy for granting merchandise returns. Further, please explain to us and disclose how accurate your historical estimates have been with respect to estimating your merchandise returns, and how variances between actual and estimated returns are tracked and reviewed by management.

Answer: We have revised the disclosure on page 73 of Amendment No. 1 in response to the Staff’s comment.

Gift Certificates and Merchandise Credits, page 69

52.	Please expand your disclosure for unredeemed gift certificates to indicate whether or not gift certificates are sold with expiration dates. Please explain to us and disclose how you determine when the likelihood of redemption becomes remote.

Ms. Mara L. Ransom

Securities and Exchange Commission

October 21, 2011

Answer: We have revised the disclosure on page 73 of Amendment No. 1 to clarify that all gift certificates are sold without expiration dates and that the breakage rate is based on results of our historical redemption patterns and generally does not exceed four years.

Merchandise Inventories, page 69

53.	Please disclose how accurate your inventory shrinkage estimates have been in the past and the impact of any adjustments made resulting from your annual physical inventory. Also please clarify what you mean by “actual obsolescence or shrinkage estimates,” that is, explain how your estimates are actual.

Answer: We have expanded the disclosure on page 73 of Amendment No. 1 in response to the Staff’s comment. We supplementally advise the Staff that the Company’s actual experience on physical inventory shrinkage has not been materially different from the estimated shrinkage reserves, in part, because we employ cycle counting of inventory during the year, in addition to year-end physical inventory procedures.

Impairment of Goodwill and Long-Lived Assets, page 70

54.	We note goodwill comprised approximately 24% of your total assets as of January 29, 2011. Please expand your disclosure to provide additional qualitative and quantitative factors that convey to investors the current and ongoing risks related to the recoverability of your goodwill as well as the risks that charges may need to be recorded in future periods. Please refer to Item 303 of Regulation S-K and Section V of the Commission’s Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, SEC Release No. 33-8350. In this regard, tell us and revise your disclosure to address the following:

•	Percentage by which fair value of your reporting unit exceeded carrying value as of the date of the most recent test;

•	Description of the methods and key assumptions used and how the key assumptions were determined;

•

Discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible, for example: the valuation model assumes recovery from a business downturn within a defined period of time; and

•	Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Notwithstanding the above comment, please summarize for us your most recent goodwill impairment test which supported the carrying value of your goodwill. In this regard, we note your historical net losses for the past three fiscal years ended January 29, 2011.

Ms. Mara L. Ransom

Securities and Exchange Commission

October 21, 2011

Answer: We have expanded the disclosure on pages 74 and 75 of Amendment No. 1 to include the quantitative result of our goodwill analysis, including indicating that the result exceeded the carrying value of our net assets by more than 60%.

Stock-Based Compensation, page 71

55.	Please tell us your proposed IPO price, when you first initiated discussions with your underwriters and when the underwriters first communicated their estimated price range and amount for your common stock. Also, update your discussion on page 71 on shared based compensation, as appropriate, with respect to the factors underlying the significant differences, if any, between the fair values of your recently issued Home Holdings performance based units which you indicate will convert into shares of your common stock and the estimated IPO price, whenever available.

Answer: We acknowledge the Staff’s comment and advise the Staff that we have not yet determined the proposed IPO price, nor have the underwriters discussed an estimated price range for our stock in the IPO with us. We will advise the Staff when a proposed price range has been established. We also acknowledge the Staff’s request for additional disclosures regarding any difference between the fair values of our recently issued performance based units and the estimated IPO price and we will revise the registration statement in a subsequent amendment to reflect such information following its final determination. This subsequent amendment will be filed in sufficient time to permit the Staff to review the disclosures before the distribution of any preliminary prospectuses.

Business, page 77

Our Company, page 77

56.	Please revise this section to include the development of your business over the last five years, including a description of the reasons for and the acquisition of Restoration Hardware, Inc. by Home Holdings, LLC in June 2008. Refer to Item 101(a)(1) of Regulation S-K.

Answer: We acknowledge this comment and advise the Staff that the development of our business, including the acquisition of Restoration Hardware, Inc. by Home Holdings, LLC in June 2008, is addressed in the section “Business—Evolution of Our Business” at page 84 of Amendment No. 1. We respectfully note that in this section we disclose the reasons for the acquisition, including our ability as a private company to accelerate the pace of the transformation of our business and brand and develop our multi-channel business model and infrastructure.

Ms. Mara L. Ransom

Securities and Exchange Commission

October 21, 2011

Our Growth Strategy, page 79

57.	Please revise this section to clarify and better describe the status of your proposed business operations. For example, you state that you believe “there is substantial opportunity to continue to increase [y]our market share as more consumers are exposed to [y]our merchandise assortment” and that you “see a significant growth opportunity with [y]our full line Design Galleries” because these stores provide “an opportunity to increase sales, consolidate markets, reduce operating costs and enhance return on capital.” Please revise your disclosure to provide the status of such conversions, a more detailed time frame for these events and provide the basis for your conclusions. Please note that these are examples only.

Answer: We have revised the disclosure on page 83 of Amendment No. 1 in response to the Staff’s comment.

Our Products, page 82

58.	We note that your products “embody the Restoration Hardware aesthetic.” Please revise to explain what constitutes the “Restoration Hardware aesthetic.”

Answer: We have revised the disclosure on page 86 of Amendment No. 1 in response to the Staff’s comment.

59.	We note the overview of your products on pages 83 and 84. Please revise to disclose your basis for or otherwise explain the following characterizations, with a view towards explaining to investors with whom you develop your products.

•	Carlo Bertelli as a “master atelier”;

•	Mansour Rugs as a “4th generation, world renowned rug family”; and

•	Jefferson Mack as a “master blacksmith craftsman.”

Answer: We have revised the disclosure on page 87 of Amendment No. 1 in response to the Staff’s comment.

Product Development, page 84

60.	Please provide additional disclosure regarding your product development process, including whether you design products for your collections or whether you work with vendors and artisans to identify and source already-designed products. In this regard, please explain how your “network of artisan partners” acts as an extension of your development team.

Answer: We have revised the disclosure on page 89 of Amendment No. 1 in response to the Staff’s comment.

Ms. Mara L. Ransom

Securities and Exchange Commission

October 21, 2011

Competition, page 91

61.	Please characterize as your opinion the statement that your products are “market leading products” and your statement that your products are “superior quality products” and “highly distinctive.” Please also tell us the basis for your belief.

Answer: We have revised the disclosure on page 96 of Amendment No. 1 in response to the Staff’s comment. We have revised the prospectus to make clear that the Company believes that it competes against other home furnishing retailers on the basis of superior quality, highly distinctive design styles and a sophisticated lifestyle presentation in its product offering. This statement captures the Company’s strategy for differentiating its products and merchandise assortment from most other large scale home furnishings retailers. The Company believes that its product selections are highly distinctive and differentiated when contrasted with these more traditional retailers and that its products generally convey a more sophisticated design aesthetic. In addition, the Company targets a superior quality level for its product offerings than comparable product offerings at other large scale home furnishings retailers. The superior quality of the products can include a range of tangible factors such as quality of materials and fabrication techniques (including many products that are made or finished by hand) as well as intangibles such as the design aesthetic which is also often a key attribute of merchandise quality. For example, the Aviator Wing Desk and the Devon Spitfire Chair, referred to in our response to Comment 9, are inspired by World War II fighter planes and are hand built from patchworked panels of polished aluminum over hardwood. Our Vintage Birdcage Chandeliers are inspired by a vintage birdcage and are crafted of hand-wrought iron encasing draped faceted crystals. These examples represent just a small sampling of our products that we believe are highly distinctive and of superior quality.

Management, page 94

Selection Arrangements, page 97

62.

We note your disclosure that you expect to enter into a stockholders agreement with Home Holdings in connection with this offering that will provide for the designation of directors by Home Holdings. Please confirm that you will provide additional detail regarding this agreement once it has been entered into, including a brief

Ms. Mara L. Ransom

Securities and Exchange Commission

October 21, 2011

description of any provision providing for the designation of directors by Home Holdings. Refer to Items 401(a) and 401(b) of Regulation S-K.

Answer: We acknowledge the Staff’s comment and confirm that we will provide additional detail regarding the stockholders agreement once it has been entered into, including a brief description of the provisions providing for the designation of directors by Home Holdings.

Executive Compensation, page 101

Base Salary, page 102

63.	We note your discussion at the top of page 103 regarding increases in the base salaries of your named executive officers. Please briefly describe the circumstances surrounding such increases, including whether such increases were the result of an individual’s performance, increased responsibilities, or otherwise.

Answer: We have revised the disclosure on pages 106 and 107 of Amendment No. 1 in response to the Staff’s comment.

Performance-Based Annual Cash Incentives, page 103

64.	Please expand your disclosure to disclose your adjusted EBITDA targets and to include the achievement percentage applicable to each of your named executive officers, with a view toward explaining to investors how you arrived at the amounts disclosed in the table on page 104. Refer to Item 402(b)(1)(v) of Regulation S-K.

Answer: We have revised the disclosure on page 108 of Amendment No. 1 in response to the Staff’s comment.

65.	We note your disclosure in the paragraph following the table on page 104 that the compensation committee “retains wide discretion to interpret the terms of the MIP and to interpret and determine whether [y]our Adjusted EBITDA objectives have been met in any particular fiscal year.” Please provide additional disclosure as to how your committee exercises such discretion, including the factors considered by the committee in exercising any such discretion. Refer to Item 402(b)(2)(vi) of Regulation S-K.

Answer: We have revised the disclosure on page 108 of Amendment No. 1 in response to the Staff’s comment.

Compensation Committee Review of Compensation, 108

66.	We note that the compensation committee retained the services of Steven Hall & Partners, a compensation consultant, in connection with the committee’s review of your executive compensation. Elaborate upon what the compensation consultant’s findings were and what actions, if any, the committee took in response to such findings.

Answer: We have revised the disclosure on page 113 of Amendment No. 1 in response to this comment.

Ms. Mara L. Ransom

Securities and Exchange Commission

October 21, 2011

Summary Compensation Table, page 110

67.	We note that this table, as well as the Grant of Plan-Based Awards table, reflect no stock awards made to Mr. Friedman, however, the disclosure on pages 105 and 106 seems to suggest otherwise. Please revise or advise.

Answer: The grant date of Mr. Friedman’s units under the Team Resto Ownership Plan occurred during fiscal year 2009, as determined for financial statement reporting purposes pursuant to FASB ASC Topic 718, which was prior to the last completed fiscal year of fiscal year 2010. Therefore, Mr. Friedman’s grants are not required to be included in the Summary Compensation Table or the Grant of Plan-Based Awards table. However, the Company included additional disclosure on page 110 regarding Mr. Friedman’s units, in part because Mr. Friedman’s amended and restated compensation and severance agreement did not become effective until February 1, 2010. The Outstanding Equity Awards at Fiscal Year-End table on page 116 reflects that Mr. Friedman’s awards have a grant date of May 19, 2009 for purposes of FASB ASC Topic 718.

Certain Relationships and Related Party Transactions, page 122

Our Policy Regarding Related Party Transactions, page 126

68.	We note that related party transactions will be reviewed by the audit committee of your board of directors. Please revise your disclosure to describe the standard(s) that will be applied by the audit committee in determining whether to approve a related party transaction. Within this discussion, please include the various factors to be considered by the audit committee in making their determination. Refer to Item 404(b) of Regulation S-K.

Answer: We have revised the disclosure on page 130 of Amendment No. 1 in response to the Staff’s comment.

Description of Capital Stock, page 129

69.

We note your statements in the first paragraph of this section that your disclosure is “a description of some of the material terms and provisions of [y]our common stock and preferred stock” and that your disclosure in this section is “not complete and is subject to, and qualified in its entirety . . . .” Please remove the qualifying

Ms. Mara L. Ransom

Securities and Exchange Commission

October 21, 2011

language. Any summary or description of your capital stock in the prospectus is required to be materially complete.

Answer: We have revised the disclosure on page 133 of Amendment No. 1 in response to the Staff’s comment.

Other Rights, page 130

70.	You state that all outstanding shares are, and all shares offered pursuant to this prospectus will be, when sold, validly issued, fully paid and nonassessable. This is a legal conclusion that only counsel may make. Please revise to clarify, if true, that this is counsel’s conclusion. You should also identify counsel and refer readers to the legality opinion.

Answer: We have revised the disclosure on page 134 of Amendment No. 1 in response to the Staff’s comment and have removed this language from the prospectus. Note that the opinion of Morrison & Foerster LLP, exhibit 5.1 to the Registration Statement to be filed by amendment, will address this legal conclusion.

Index to Consolidated Financial Statements, page F-1

Audited Financial Statements, page F-7

Notes to Consolidated Financial Statements, page F-11

Note 2 – Purchase Acquisition, page F-11

71.	Please describe in detail your process for identifying all acquired intangible assets. In this regard, you disclose synergies and economies of scale were expected from the business combination. Given a holding company acquired the operating company it is not clear what synergies may have been present. Explain to us in further detail and disclose the nature of these synergies and if you have experienced meaningful economies of scale subsequent to the acquisition.

Answer: We have revised the disclosure on page F-11 of Amendment No. 1 to more clearly define the intangible assets acquired as a result of the Acquisition, to describe the process used to identify such intangible assets and to more completely describe the goodwill associated with the Acquisition.

Note 3 – Significant Accounting Policies, page F-12

Sales Return Reserve, page F-18

Ms. Mara L. Ransom

Securities and Exchange Commission

October 21, 2011

72.	Please clarify whether the reduction in sales is based on the gross profit of the related transactions or total estimated revenue related to estimated returns with a related credit to cost of sales. See FASB ASC 605-15-45-1.

Answer: We acknowledge the Staff’s comment and advise the Staff that returns are recorded with the total estimated revenue reducing sales, with a related credit to cost of sales.

Self Insurance, page F-18

73.	We note you maintain insurance coverage for significant exposures. Please revise your disclosure to include a table showing year end balances of the reserve and additions, subtractions and adjustments made during the year.

Answer: We acknowledge the Staff’s comment and advise the Staff that amounts related to our self insurance are immaterial to our consolidated financial statements. Such liabilities were $0.4 million, $0.6 million and $0.9 million as of July 30, 2011, January 29, 2011 and January 30, 2010, respectively. As such, we do not believe disclosure of such amounts and the associated minimal income statement effects in each period would be meaningful information for investors.

Foreign Currency Translation, page F-21

74.	We read your disclosure on page 16 that you purchased 84% of your merchandise from vendors located abroad in fiscal 2010. Please expand your Management’s Discussion and Analysis of Financial Condition and Results of Operations to clarify your foreign currency exposure related to your purchases of imported goods, the origin of these purchases and the amounts of any gains or losses recognized for the past three fiscal years related to foreign currency transactions. Lastly, please revise here to disclose the amounts of gains or losses related to your foreign currency transactions. Refer to FASB ASC 830-20-50.

Answer: We have modified the disclosure on pages 50 and F-21 of Amendment No. 1 to indicate that we contract with merchandise vendors primarily in U.S. dollars and, as such, are not exposed to significant foreign currency exchange risk and have not recorded any material foreign currency gain or loss in periods presented.

Note 12 – Related Party Transactions, page F-33

75.	Please expand your disclosure regarding the Amended and Restated Management Service Agreement to include the term of the agreement, the amount of fees payable for services in each period and the amount of fees payable in connection with an initial public offering or how such fees payable are determined in accordance with the agreement.

Answer: We have revised the disclosure on page F-33 of Amendment No. 1 in response to the Staff’s comment.

Ms. Mara L. Ransom

Securities and Exchange Commission

October 21, 2011

Note 14 - Segment Reporting, page F-35

76.	Please provide the enterprise revenue disclosure as required by paragraph 40 of FASB ASC 280-10-50.

Answer: We acknowledge the Staff’s comment and advise the Staff that our product categories are so closely related that we do not believe segmenting this information would provide meaningful information for the investor. We believe that the enterprise revenue disclosures provided in the document are compliant with paragraph 40 of FASB ASC 280-10-50 given the significant interdependencies between our product categories and their substantially correlated response to the factors affecting our operating results.

Unaudited Condensed Consolidated Financial Statements, page F-38

Notes to Condensed Consolidated Financial Statements, page F-41

Note 13 – Retail Store and Office Closures, page F-50

77.	Please provide the disclosures required by paragraph 1b of FASB ASC 420-10-50 as applicable.

Answer: We have modified our the disclosure on page F-50 of Amendment No. 1 to include disclosures required by paragraph 1b of FASB ASC 420-10-50.

Note 14 – Subsequent Events, page F-50

78.	We note your disclosure that certain executives had loans outstanding due to the Parent to finance the purchase of units in the Parent. We further note that the loans were paid “[t]hrough reclassification . . .” of the units. Please clarify the following regarding the units:

•	Please explain and provide us your journal entries to show how the loans were repaid by reclassification, that is, substituting one form of unit for another.

•	If the executives that repaid their loans through reclassification are forgoing distributions until their loan amounts have been effectively repaid, please clarify this fact.

•	If distributions are expected to be paid from the initial public offering proceeds, please state so.

•	To the extent that all awards will vest with an initial public offering, please clarify this fact.

Please update your disclosure to state the amount of compensation charge recorded in connection with the reclassification.

Ms. Mara L. Ransom

Securities and Exchange Commission

October 21, 2011

We acknowledge the Staff’s comment and have modified the disclosure on page F-51 of Amendment No. 1.

We supplementally advise the Staff that we will provide additional disclosure in the prospectus in a subsequent amendment with regards to the loan repayments. The loan repayments occurred in the Company’s third fiscal quarter ending October 29, 2011 which is not yet complete. The Company will finalize the financial statement impact of these loan repayment transactions as part of the close process for the quarter ending October 29, 2011. After the financial statement impact of these transactions is finalized and recorded in the Company’s financial statements, we will provide further response to the Staff’s comments in a future amendment to the prospectus which will be filed in sufficient time to permit the Staff to review the disclosures and accounting impact before the distribution of any preliminary prospectuses.

We further advise the Staff that we are not intending to distribute any portion of the proceeds to the Company in this offering to our shareholders, other than as disclosed in the “Use of Proceeds” section in respect to the management fee to affiliates of our Principal Equity Holders (as defined in the Registration Statement).

Part II. Information Not Required in Prospectus, page II-1

Item 17. Undertakings, page II-2

79.	Please provide the undertakings required by Item 512(a)(5)(ii) and Item 512(a)(6) of Regulation S-K.

Answer: In response to the Staff’s comment, the Company has revised page II-3 of Amendment No. 1 to include the undertakings located at Item 512(a)(5)(ii) and Item 512(a)(6) of Regulation S-K.

Ms. Mara L. Ransom

Securities and Exchange Commission

October 21, 2011

We will provide you with marked copies of Amendment No. 1 to expedite your review.

If you have any questions, please do not hesitate to call Gavin Grover at (415) 268-7113 or Stewart McDowell at (415) 393-8322.

Very truly yours,

/s/ Gavin B. Grover	/s/ Stewart L. McDowell
Gavin B. Grover Morrison & Foerster LLP	Stewart L. McDowell Gibson, Dunn & Crutcher LLP

cc:	Gary G. Friedman, Restoration Hardware Holdings, Inc.
Carlos E. Alberini, Restoration Hardware Holdings, Inc.
James Stewart, Restoration Hardware Holdings, Inc.
Robert Babula, Securities and Exchange Commission
Donna Di Silvio, Securities and Exchange Commission
Lisa Kohl, Securities and Exchange Commission